Mail Stop 6010

August 11, 2008

William H. Burn
Chief Executive Officer
Minrad International, Inc.
50 Cobham Drive
Orchard Park, NY 14127

Re: Minrad International, Inc.
Amendment No. 1 to the Registration Statement on Form S-3
Filed July 28, 2008
File Number 333-151472

Dear Mr. Burn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3/Amendment No. 1

1. We note your response to our prior comment 1. Given the nature and size of the offering relative to the number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under rule 415(a)(4).

   You are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). Therefore, you may register the offering only after the common stock underlying the convertible notes has been issued. Please withdraw your registration statement. Alternatively, reduce the number of shares you are registering on this registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Song Brandon, at (202)-551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Janet N. Gabel, Esq.
        Hodgson Russ LLP
        One M&T Plaza, Suite 2000
        Buffalo, NY 14203